03010175

Expires: July 31, 2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

RECD S.E.C.
FEB 2 1 2003
1086

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K For 2/21/03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-~~82109~~ 333-2209
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
FEB 2 6 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, February 21, 2003.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Patrick Greene
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, ______, that the information set forth in this statement is true and complete.

By: ________________________
(Name)

____
(Title)

WFMBS 03-1 -- I-A-9

Deutsche Bank Securities   CMO Trading 212-469-2669

Balance	$22,000,000.00	Delay	24	WAC(1)	5.826682238
Coupon	5.5000	Dated	02/01/2003	NET(1)	5.566682
Settle	02/26/2003	First Payment	03/25/2003	WAM(1)	177

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	600 PSA	750 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-15+	5.579	5.580	5.581	5.582	5.584	5.589	5.595	5.600	5.607
99-17+	5.573	5.573	5.574	5.574	5.575	5.578	5.582	5.585	5.588
99-19+	5.566	5.566	5.566	5.566	5.567	5.568	5.568	5.569	5.570
99-21+	5.559	5.559	5.559	5.559	5.558	5.557	5.555	5.554	5.552
99-23+	5.553	5.552	5.552	5.551	5.550	5.546	5.542	5.539	5.534
99-25+	5.546	5.545	5.544	5.543	5.541	5.535	5.529	5.523	5.516
99-27+	5.539	5.538	5.537	5.535	5.532	5.525	5.516	5.508	5.498
99-29+	5.532	5.531	5.530	5.527	5.524	5.514	5.503	5.493	5.480
99-31+	**5.526**	**5.524**	**5.522**	**5.519**	**5.515**	**5.503**	**5.489**	**5.478**	**5.462**
100-01+	5.519	5.517	5.515	5.512	5.507	5.492	5.476	5.462	5.444
100-03+	5.512	5.511	5.508	5.504	5.498	5.482	5.463	5.447	5.426
100-05+	5.506	5.504	5.501	5.496	5.490	5.471	5.450	5.432	5.408
100-07+	5.499	5.497	5.493	5.488	5.481	5.460	5.437	5.417	5.390
100-09+	5.492	5.490	5.486	5.480	5.473	5.450	5.424	5.401	5.372
100-11+	5.486	5.483	5.479	5.473	5.464	5.439	5.411	5.386	5.354
100-13+	5.479	5.476	5.472	5.465	5.455	5.428	5.397	5.371	5.336
100-15+	5.472	5.469	5.464	5.457	5.447	5.418	5.384	5.356	5.318
WAL	**13.51**	**12.86**	**11.99**	**10.90**	**9.68**	**7.27**	**5.65**	**4.76**	**3.94**
Mod Durn	**9.31**	**8.99**	**8.55**	**7.96**	**7.28**	**5.82**	**4.73**	**4.08**	**3.46**
Principal Window	**Jun15 - Jan18**	**Apr14 - Jan18**	**Jan13 - Jan18**	**Sep11 - Jan18**	**Jul10 - Jan18**	**Jan09 - Jan18**	**Dec07 - Dec09**	**May07 - Aug08**	**Sep06 - Jul07**
LIBOR_1MO	**1.34**	**1.34**	**1.34**	**1.34**	**1.34**	**1.34**	**1.34**	**1.34**	**1.34**

2/20/2003 01:41 PM

WFMBS 03-1 -- I-A-10

Deutsche Bank Securities   CMO Trading 212-469-2669

Balance	$25,000,000.00	Delay	24	WAC(1)	5.826682238
Coupon	5.5000	Dated	02/01/2003	NET(1)	5.566682
Settle	02/26/2003	First Payment	03/25/2003	WAM(1)	177

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	600 PSA	750 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-31	5.390	5.386	5.383	5.379	5.375	5.368	5.354	5.330	5.285
101-03	5.374	5.370	5.366	5.362	5.358	5.350	5.334	5.308	5.260
101-07	5.358	5.354	5.349	5.345	5.340	5.332	5.315	5.287	5.234
101-11	5.342	5.337	5.332	5.327	5.323	5.314	5.296	5.265	5.208
101-15	5.326	5.321	5.316	5.310	5.305	5.296	5.276	5.243	5.182
101-19	5.310	5.305	5.299	5.293	5.288	5.278	5.257	5.222	5.157
101-23	5.295	5.288	5.282	5.276	5.271	5.260	5.238	5.200	5.131
101-27	5.279	5.272	5.266	5.259	5.253	5.242	5.218	5.179	5.106
101-31	**5.263**	**5.256**	**5.249**	**5.243**	**5.236**	**5.224**	**5.199**	**5.158**	**5.080**
102-03	5.247	5.240	5.233	5.226	5.219	5.206	5.180	5.136	5.055
102-07	5.231	5.223	5.216	5.209	5.202	5.188	5.161	5.115	5.029
102-11	5.215	5.207	5.199	5.192	5.185	5.171	5.142	5.094	5.004
102-15	5.200	5.191	5.183	5.175	5.167	5.153	5.122	5.072	4.979
102-19	5.184	5.175	5.167	5.158	5.150	5.135	5.103	5.051	4.953
102-23	5.168	5.159	5.150	5.142	5.133	5.117	5.084	5.030	4.928
102-27	5.152	5.143	5.134	5.125	5.116	5.100	5.065	5.009	4.903
102-31	5.137	5.127	5.117	5.108	5.099	5.082	5.046	4.987	4.877
WAL	**10.43**	**10.12**	**9.84**	**9.57**	**9.33**	**8.89**	**8.10**	**7.07**	**5.73**
Mod Durn	**7.70**	**7.53**	**7.37**	**7.22**	**7.08**	**6.83**	**6.35**	**5.70**	**4.79**
Principal Window	**Mar08 - Jan18**	**Mar08 - Jan18**	**Mar08 - Jan18**	**Mar08 - Jan18**	**Mar08 - Jan18**	**Mar08 - Jan18**	**Mar08 - Jan18**	**Mar08 - Jan18**	**Jul07 - Jan18**
LIBOR_1MO	**1.34**	**1.34**	**1.34**	**1.34**	**1.34**	**1.34**	**1.34**	**1.34**	**1.34**

2/20/2003 01:41 PM